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Direct Dial Number	E-mail Address
(212) 455-2516	BWells@stblaw.com

November 14, 2025

Via EDGAR

Todd Schiffman

James Lopez

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brookfield Private Equity Fund LP
Amendment No. 1 to the Registration Statement on Form 10-12G
Filed August 22, 2025
File No. 000-56760

Dear Messrs. Schiffman and Lopez:

On behalf of Brookfield Private Equity Fund LP (the “Fund”), we are providing a response to the written comment received from the staff (the “Staff”) of the Securities and Exchange Commission’s (the “SEC”) Division of Corporation Finance on September 26, 2025 with respect to the Fund’s prior response letter sent to the Staff on August 22, 2025 and the above-referenced registration statement on Form 10, filed with the SEC on July 1, 2025, as amended on August 22, 2025 (the “Registration Statement”).

For convenience of reference, the Staff’s comment has been reproduced in italics below. We have discussed the Staff’s comment with representatives of the Fund. The Fund’s response to the Staff’s comment is set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s response are references to the page numbers in the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Securities and Exchange Commission	November 14, 2025

Amendment No. 1 to the Registration Statement on Form 10-12G filed on August 22, 2025

General

1.	We note your response to our prior comment 9 regarding the applicability of the tender offer rules to the Redemption Program. Additionally, we note that the Redemption Program allows the General Partner, in its sole discretion, to exceed the Volume Limitation (as defined in the Redemption Program) in any calendar quarter and the Volume Limitation does not apply to Class B-2 Units received by the General Partner and its affiliates in lieu of cash as payment of the Management Fee, the Performance Participation Allocation and/or the Expense Support. Therefore, please provide further analysis as to how “there is no reasonable likelihood that the Redemption Program will have the effect of the Fund redeeming a ‘substantial percentage’ of its Units in any quarter.”

Response: The Fund acknowledges the Staff’s comment and respectfully submits that while the General Partner may have the discretion to exceed the Volume Limitation (as defined in the Redemption Program) as permitted by the Fund LPA, the General Partner does not currently intend to redeem Units in excess of the Volume Limitation. In the event that the General Partner does elect to redeem Units in excess of the Volume Limitation, the General Partner does not expect to do so in a manner that would cause a substantial percentage of the Fund’s Units to be redeemed in any quarter. The General Partner’s discretion to exceed the Volume Limitation is included only to provide flexibility for the General Partner to accept additional redemptions, thereby avoiding the need to redeem Units on a pro rata basis as such process is described on page 19 of the Registration Statement. As previously provided in response to the Staff’s prior comment 9, it is the Fund’s view that the Redemption Program is operated solely for the benefit of investors and the Fund has no interest in, or incentive to, encourage participation in the Redemption Program through coercion or any other method. In fact, it is in the Fund’s interest that investors maintain their investment and not participate in the Redemption Program. Therefore, there is no reasonable likelihood—even though the General Partner may exceed the Volume Limitation in its sole discretion—that the Redemption Program will have the effect of the Fund redeeming a substantial percentage of its Units in any quarter. In addition, the Fund’s position is that the factor, “the solicitation is made for a substantial percentage of the issuer’s stock,” identified in Wellman v. Dickinson (“Wellman”) 1 as one of the factors used to determine what constitutes an “issuer tender offer” for purposes of the tender offer rules, would not weigh in favor of the Redemption Program being a tender offer even if there is a redemption of Units in excess of the Volume Limitation. This is because neither the General Partner nor the Fund will solicit the redemption of Units held by Unitholders. No solicitation will be made to seek participation in the Redemption Program and therefore there would never be a solicitation made for a substantial percentage of the Fund’s Units, weighing in favor of the Redemption Program not being a tender offer for purposes of the tender offer rules.

1 Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979).

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Securities and Exchange Commission	November 14, 2025

The Fund further acknowledges that the Class B-2 Units received by the General Partner and its affiliates in lieu of cash as payment of the Management Fee, the Performance Participation Allocation and/or the Expense Support are not subject to the Volume Limitation. As described on page 185 of the Registration Statement, the Class B-2 Units will be held only by Brookfield, certain of its affiliates, related parties and employees and the Fund’s employees, officers and directors, and other persons as determined by the General Partner in its sole discretion and are not being offered to other investors. Therefore, the redemption of the Class B-2 Units, in particular those that are not subject to the Volume Limitation, is not available to a broad base of investors. The General Partner expects the Management Fee, the Performance Participation Allocation and/or the Expense Support to be paid in cash and/or Units for flexibility and expects that the number of Class B-2 Units issued in lieu of cash would not arise to the level of a “substantial percentage” of the Fund’s Units, or even of the Fund’s Class B-2 Units issued. Therefore, even if all the outstanding Class B-2 Units that were issued in lieu of cash as payment of the Management Fee, the Performance Participation Allocation and/or the Expense Support were to be redeemed in any given quarter, such redemption would not amount to a “substantial percentage” of the total Units or Class B-2 Units redeemed in such quarter.

In addition, the Fund respectfully refers the Staff back to the Fund’s previously submitted response to the Staff’s prior comment 9, which indicated that Rule 13e-4(h)(1) provides that the tender offer rules under Rule 13e-4 shall not apply to “[c]alls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” The Fund LPA provides the terms and conditions of the Redemption Program as a feature of its governing document and controls any modifications thereof and therefore any redemption would not be subject to the tender offer rules under Rule 13e-4. The Redemption Program is also fully disclosed and does not involve any solicitation by the Fund or the General Partner to seek participation in the Redemption Program and accordingly, the Redemption Program “does not constitute a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of Rule 13e-4.”

***

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Securities and Exchange Commission	November 14, 2025

Please feel free to contact me (212-455-2516 or BWells@stblaw.com) if you wish to discuss the above response.

Very truly yours,

/s/ Benjamin Wells
Benjamin Wells

cc:	Craig Ruckman, Brookfield Private Equity Fund LP
Miranda Hall, Brookfield Private Equity Fund LP
Neesa Patel Sood, Simpson Thacher & Bartlett LLP
Deborah Gruen, Simpson Thacher & Bartlett LLP
Ruoke Liu, Simpson Thacher & Bartlett LLP

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